February 10, 2025

Christopher Knauf
Chief Financial Officer
Luvu Brands, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

       Re: Luvu Brands, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2024
           Filed September 30, 2024
           File No. 000-53314
Dear Christopher Knauf:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
 February 10, 2025
Page 2
Form 10-K for the Fiscal Year Ended June 30, 2024
Item 1C. Cybersecurity, page 7

1. Please revise future filings to provide the cybersecurity disclosures required by Item
       1C of Form 10-K and Item 106 of Regulation S-K.
Exhibits 32.1 and 32.2 Certifications, page X-32

2. We note the Section 906 certifications of your Chief Executive Officer and Chief
       Financial Officer reference the Form 10-K for the fiscal year ended June 30, 2023.
       Please revise future filings to refer to the appropriate periodic report.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing